UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company)

BIOTELEMETRY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Cody Wm. Cowper

Vice President, Legal & Corporate Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

M. Adel Aslani-Far

Matthew W. Miller

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioTelemetry, Inc., a Delaware corporation (“BioTelemetry” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Philips”), with the SEC on December 23, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of BioTelemetry (the “Shares”) at a purchase price of $72.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Expiration of the Offer

At 12:00 midnight, New York time, on February 9, 2021 (one minute after 11:59 p.m., New York time, on February 8, 2021), the Offer expired as scheduled and was not extended.

Purchaser was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, that, as of the Expiration Time of the Offer, a total of 27,182,062 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 78.96% of the currently outstanding Shares. In addition, notices of guaranteed delivery have been delivered with respect to 1,569,222 Shares, representing approximately 4.56% of the currently outstanding Shares. The number of Shares tendered into the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, the Company, Parent and Purchaser intend to complete the acquisition process by effecting the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation. At the Effective Time, each Share then outstanding will be converted into the right to receive an amount equal to the Offer Price, net to the holder in cash without interest and less any applicable tax withholding, other than (i) Shares owned by any stockholders who properly exercised their appraisal rights under Section 262 of the DGCL in connection with the Merger as described above in this Item 8 under the heading “Notice of Appraisal Rights,” and (ii) Shares owned by the Company, Parent, Purchaser, or Philips, which Shares will be cancelled and cease to exist.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BIOTELEMETRY, INC.

By:	/s/ Heather C. Getz
Name: Heather C. Getz
Title: Executive Vice President, Chief Financial and Administrative Officer

Dated: February 9, 2021